Exhibit 1
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FOR IMMEDIATE RELEASE                                           19 February 2007


                              WPP GROUP PLC ("WPP")

      Ogilvy & Mather acquires Interflow's advertising business in Pakistan


WPP announces that its joint venture company Ogilvy & Mather Pakistan (Private) Limited, has agreed to acquire part of the advertising business of Interflow Communications (Private) Limited ("Interflow").

Founded in 1983 and located in Lahore and Karachi, Interflow employs 67 people. Interflow's revenues for the year ended 30 June, 2006 were PKR108 million with gross assets at the same date of PKR9.2 million. Clients include Nestle, the Dubai Investment Bank, Unilever, British American Tobacco and Total.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors. Pakistan is one of the fastest-growing markets in Asia, with a population of 165 million and GNP growth of almost 7%.


Contact:
Feona McEwan, WPP                                       T: 44-20 7408 2204
www.wpp.com
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